U.S. SECU[R]ITIES AND EXCHANGE COMMISSION

02021133

6-20

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SEC MAIL RECEIVED PROCESSING JUN 14 2002 WASH. D.C. 152 SECTION

SEC FILE NO.
8- 30405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

O'Donnell Securities Corporation

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

19111 Detroit Ave., Suite 103
(No. and Street)

Rocky River (City) Ohio (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Gallovic, Granito & Co Ltd

PROCESSED
JUL 02 2002
THOMSON
FINANCIAL

8361 Tyler Blvd. (ADDRESS) Mentor (City) Ohio (State) 44060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS
6/26

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Neil J. O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Donnell Securities Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

LEONA H. HEBDA
NOTARY PUBLIC
STATE OF OHIO
Recorded in Cuy. Cty.
My Comm. Exp. 12/7/05

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALLOVIC, GRANITO & CO. LTD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
O'Donnell Securities Corporation

We have audited the accompanying statements of financial condition of O'Donnell Securities Corporation as of December 31, 2001 and 2000, and the related statements of income and comprehensive income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to report on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly in all material respects, the financial position of O'Donnell Securities Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying 2001 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, as a result of an NASD arbitration award against the company, the company is in violation of the capital requirement of SEC Rule 15c3-1 and has been required to cease conducting a securities business as of September 30, 2001 until this capital requirement has been met. At December 31, 2001, the company's liabilities exceed its assets by $358,454, and the company is a party defendant in various lawsuits. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note C. The 2001 financial statements do not include any adjustments that might result from the outcome of these uncertainties.

8361 Tyler Blvd. Mentor, Ohio 44060
(216) 951-1173 Cleveland • (216) 974-1173 Lake County
Fax (216) 951-8976

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The reconciliation of the computation of net capital and Form X-17A-5, Part IIA submitted herewith, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

In a prior audit report dated April 9, 2002, we disclaimed an opinion on the December 31, 2001 financial statements due to uncertainties about the company's ability to continue as a going concern. Based on circumstances and other information, we have deemed it appropriate to reissue our report. Accordingly, our present opinion on the 2001 financial statements, as presented herein, differs from that expressed in our prior report.

Galloni, Grant & Co LTD

April 9, 2002

O'DONNELL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash and cash equivalents	-	$ 2,416
Commissions receivable	$ 53,805	98,803
Investments - marketable securities (Note F)	-	50,191
Investments - non-marketable securities	3,300	3,300
Prepaid management fees	-	473,395
Prepaid taxes	520	520
	$ 57,625	$ 628,625

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Bank overdraft	$ 416	-
Accounts payable	17,310	$ 26,322
Accounts payable - related party	775	-
NASD arbitration award payable (Note G)	397,578	-
	416,079	26,322
CONTINGENCIES (NOTES C AND H)		
STOCKHOLDER'S EQUITY		
Common stock $100 par value; 750 shares authorized; 150 shares issued and outstanding	15,000	15,000
Additional paid in capital	1,000	1,000
Retained earnings (deficit)	(374,454)	584,962
Accumulated other comprehensive income	-	1,341
	(358,454)	602,303
	$ 57,625	$ 628,625

The accompanying notes are an integral part of these financial statements.

O'DONNELL SECURITIES CORPORATION

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31, 2001	For the Years Ended December 31, 2000
REVENUES		
Commissions	$ 571,325	$ 3,755,731
Interest and dividends	-	4,888
Net loss on securities	(12,049)	-
Other income	-	8,016
	559,276	3,768,635
EXPENSES		
Management fees	956,332	3,806,277
Commissions	60,558	-
Arbitration award	309,600	-
Dues and assessments	11,596	8,708
Dealer intangibles tax	447	5,606
Interest expense	87,978	-
Office and miscellaneous	887	7,468
Legal and professional (Note J)	54,493	16,934
	1,481,891	3,844,993
NET LOSS	(922,615)	(76,358)
OTHER COMPREHENSIVE INCOME		
Unrealized losses on available for sale securities	(13,390)	(22,133)
Reclassification adjustment	12,049	-
	(1,341)	(22,133)
COMPREHENSIVE LOSS	$ (923,956)	$ (98,491)

The accompanying notes are an integral part of these financial statements.

O'DONNELL SECURITIES CORPORATION

STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE - JANUARY 1, 2000	$ 15,000	$ 1,000	$ 661,320	$ 23,474	$ 700,794
NET LOSS	-	-	(76,358)	-	(76,358)
UNREALIZED GAINS ON MARKETABLE SECURITIES	-	-	-	(22,133)	(22,133)
BALANCE - DECEMBER 31, 2000	15,000	1,000	584,962	1,341	602,303
NET LOSS	-	-	(922,615)	-	(922,615)
DISTRIBUTION	-	-	(36,801)	-	(36,801)
UNREALIZED LOSSES ON MARKETABLE SECURITIES	-	-	-	(13,390)	(13,390)
RECLASSIFICATION ADJUSTMENT	-	-	-	12,049	12,049
BALANCE - DECEMBER 31, 2001	$ 15,000	$ 1,000	$ (374,454)	-	$ (358,454)

The accompanying notes are an integral part of these financial statements.

O'DONNELL SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (922,615)	$ (76,358)
Loss on sale of marketable securities	12,049	-
Changes in current operating assets and liabilities:		
Decrease in commissions receivable	44,998	76,357
Decrease in accounts receivable - affiliate	-	7,767
(Increase) decrease in prepaid management fees	473,395	(10,740)
Decrease in accounts payable	(9,012)	(15,037)
Increase in accounts payable - related party	775	-
Decrease in payable to mutual funds and insurance companies	-	(848,809)
Increase in NASD arbitration award payable	397,578	-
NET CASH USED BY OPERATING ACTIVITIES	(2,832)	(866,820)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of marketable securities	-	(8,139)
Proceeds from sale of marketable securities	36,801	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	36,801	(8,139)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to shareholder	(36,801)	-
NET CASH USED BY FINANCING ACTIVITIES	(36,801)	-
NET DECREASE IN CASH	(2,832)	(874,959)
CASH AT BEGINNING OF YEAR	2,416	877,375
CASH (CASH OVERDRAFT) AT END OF YEAR	$ (416)	$ 2,416

The accompanying notes are an integral part of these financial statements.

Note A - Organization and Nature of Business

Principal Business Activity

O'Donnell Securities Corporation was organized February 2, 1983, and operates as a securities broker dealing primarily in mutual funds and annuities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As of September 2001, the Company has been in violation of the capital requirements of the Securities and Exchange Commission (SEC) Rule 15c3-1 and has been required to cease operating a securities business.

The Company has offices in northeastern Ohio and markets mutual funds and annuities primarily to middle-income individuals and retirees.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting whereas revenues are recognized when earned and expenses are recognized when incurred. The basis of accounting conforms to generally accepted accounting principles. However, the Company reports on the cash basis of accounting for federal income tax purposes.

Commissions Receivable

The Company earns commissions from mutual funds and insurance companies from the sale of their products. Commission revenue is recognized as it is earned.

Marketable Securities

The Company's marketable securities consist of mutual fund shares that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Note B - Summary of Significant Accounting Policies (Continued)

Nonmarketable Securities

The Company's nonmarketable securities consists of 300 shares of Nasdaq Stock Market, Inc. which was purchased through a private placement. This investment is carried at cost.

Use of Estimates in Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less cash equivalents.

Comprehensive Income

Statements of Financial Accounting Standards No. 130 requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the statements of income and comprehensive income.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation

Note C - Going Concern

As a result of an NASD arbitration award against the Company (see Note G), the Company is in violation of the capital requirement of SEC Rule 15c3-1 and has been required to cease conducting a securities business as of September 30, 2001 until this capital requirement has been met. At December 31, 2001, the Company's liabilities exceed its assets by $358,454. The Company is also a defendant party to lawsuits brought by clients (see Note H). These factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is negotiating with the former employee that received the arbitration award to try to reach an agreement which will allow the Company to restore its capital to the required level and allow it to continue in the securities business. If a satisfactory settlement is not reached, management plans to permanently cease operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note D - Federal Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation, in lieu of corporation income taxes. The shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Note E - Related Party Transactions

The Company has an agreement with a corporation owned and controlled by the Company's shareholder which provides for management fees based on the annual results of operations of the Company for services of employees and certain occupancy and administrative expenses. During 2001 and 2000, transactions with the affiliated company were as follows:

	2001	2000
Prepaid management fees - January 1,	$ 473,395	$ 462,655
Management fee expensed	(956,331)	(3,806,277)
Management fee paid	482,936	3,817,017
Prepaid management fees - December 31,	-	$ 473,395

Note F - Marketable Investment Securities

The following is a summary of investment securities at December 31, 2001 and 2000:

	2001	2000
Available-for-sale-securities		
Mutual funds stock at cost	-	$ 48,850
Unrealized gains		1,341
	-	$ 50,191

During 2001, the Company sold these mutual fund shares and realized a loss of $12,049.

Note G - NASD Arbitration

During 2000 and 2001, the Company, affiliated companies, and its officers were party to arbitration before NASD Dispute Resolution, Inc. brought by a former employee for issues arising from his termination. The Company denied the allegations and brought a counter claim. In September, 2001, the panel found for the former employee and awarded against the Company and two affiliated companies for $360,000 plus interest at 10% from July 22, 1999 until payment of the award is made. The liability is joint and several. During this arbitration, the Company and affiliates were awarded compensatory damages of $50,400 with no interest against the former employee.

At December 31, 2001, the Company has recognized the net amount of the awards as a liability for the $309,600 and $87,978 in accrued interest. The Company is attempting to negotiate a settlement of the award, but no agreement has been reached.

Note H - Contingencies

During 2001, the Company has been named with other parties in various lawsuits brought by clients and others. The Company intends to vigorously pursue these matters and, at this point, the likely outcomes of these lawsuits cannot be determined..

Note I - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company has negative net capital of $372,694 which is below their required capital of $25,000 (See Note A). At December 31, 2000, the Company had net capital of $107,680.

Note J - Legal Fees

Various retainers have been paid to the law firms handling the Company's litigation matters. Since substantially all litigation has multiple party defendants, any determination of advanced or prepaid legal fees is not possible.

O'DONNELL SECURITIES CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	For the Years Ended December 31, 2001	2000
UNAUDITED COMPUTATION OF NET CAPITAL SUBMITTED BY COMPANY (AS REPORTED IN COMPANY'S PART IIA FOCUS REPORT)	$ (315,753)	$ 45,079
CHANGE IN ELEMENTS OF THE NET CAPITAL COMPUTATION RESULTING FROM AUDIT ADJUSTMENTS:		
Net audit adjustments:		
Adjust commissions receivable	53,805	97,514
Adjust prepaid management fees	-	473,395
Recognize prepaid taxes	520	520
Recognize interest on arbitration liability	(87,978)	-
Adjust accounts payable	(17,310)	(25,162)
	(50,963)	546,267
Net haircuts on other securities	-	-
Net audit adjustments to nonallowable assets	(5,978)	(483,666)
	(56,941)	62,601
NET CAPITAL	$ (372,694)	$ 107,680

The accompanying notes are an integral part of these financial statements.

GALLOVIC, GRANITO & CO. LTD
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
O'Donnell Securities Corporation

In planning and performing of our audit of the financial statements of O'Donnell Securities Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8361 Tyler Blvd. Mentor, Ohio 44060
(216) 951-1173 Cleveland • (216) 974-1173 Lake County
Fax (216) 951-8976

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above.

- The company did not realize it was in violation of the net capital requirement of Rule 15c3-1 as of September 30, 2001 until notified by regulators after their quarterly reports were filed.

- As of December 31, 2001, due to the violation of the capital requirement, the company is no longer conducting business and therefore does not have effective internal controls.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of O'Donnell Securities Corporation for the year ended December 31, 2001, and this report does not affect our report thereon dated April 9, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Gallonie, Grant & Co LTD

April 9, 2002

O'DONNELL SECURITIES CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

GALLOVIC, GRANITO & CO. LTD
CERTIFIED PUBLIC ACCOUNTANTS
MENTOR, OHIO